

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

January 22, 2010

Mr. George Shaw
President and Director
Energas Resources, Inc.
800 Northeast 63rd St.
Oklahoma City, OK 73105

Re: Energas Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 18, 2009, as amended December 8, 2009
Form 10-K for Fiscal Year Ended January 31, 2009
Filed June 16, 2009
Form 10-Q for Fiscal Quarter Ended April 30, 2009
Filed July 14, 2009
Form 10-Q for Fiscal Quarter Ended July 31, 2009
Filed September 14, 2009
Form 10-Q for Fiscal Quarter Ended October 31, 2009
Filed December 15, 2009
File No. 0-33259

Dear Mr. Shaw:

        We have reviewed your amended filing and response letters and have the
following comments. Where indicated, we think you should revise your document in
response to these comments. If you disagree, we will consider your explanation as to
why our comments are inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Form 10-K for Fiscal Year Ended January 31, 2009

Item 9A. Controls and Procedures, page 22

1.   We note your response to prior comment 1 from our letter dated December 29,
        2009, and we reissue our comment. Please refer to SEC Release 33-8810,
        *Commission Guidance Regarding Management's Report on Internal Control
        Over Financial Reporting,* II.B.3, and *Sarbanes-Oxley Section 404: A Guide for
        Small Business*, available at www.sec.gov. See also Rule 12b-20 of the Exchange
        Act.

2.   We note your response to prior comment 2. Please provide us with a reasoned analysis as to why such consent is not required. In this regard, we note that you have on file a Form S-8, file number 333-109617. As you may know, Form S-8 is updated by the filing of Exchange Act reports, which are incorporated by reference into the registration statement. Tell us whether you are still using the Form S-8 and therefore would need to file the consent with this report. If no consent is needed, tell us why you have included it in the exhibit index.

Form 10-Q for Fiscal Quarter Ended April 30, 2009

Form 10-Q for Fiscal Quarter Ended July 31, 2009

Form 10-Q for Fiscal Quarter Ended October 31, 2009

Item 4T. Controls and Procedures

3.   We note your response to prior comment 3 from our letter dated December 29, 2009, and we reissue our comment. See comment 1 above.

Closing Comments

          As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Mr. William T. Hart
        (by facsimile (303) 839-5414)